PE 1/30/2015



UNITED STATES
NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15006599

April 14, 2015

Geoffrey Edwards
Wal-Mart Stores, Inc.
geoffrey.edwards@walmartlegal.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 4-14-15

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2015

Dear Mr. Edwards:

This is in response to your letters dated January 30, 2015 and March 12, 2015 concerning the shareholder proposal submitted to Walmart by Cynthia Murray. We also received a letter from the proponent on February 12, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Cynthia Murray
*** FISMA & OMB Memorandum M-07-16 ***

April 14, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2015

The proposal urges the board to set a goal of eliminating gender-based pay inequity at the company in the United States and report annually to shareholders on actions taken and progress made toward that goal.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(i)(7), as relating to Walmart's ordinary business operations. In this regard, we note that the company is presently involved in litigation relating to the subject matter of the proposal. Proposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Walmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Walmart
Save money. Live better.

Legal
Corporate

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.6483
Fax 479 277 5991
Geoffrey.Edwards@walmartlegal.com

Geoffrey W. Edwards
Senior Associate General Counsel

March 12, 2015

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Supplemental Letter Regarding Shareholder Proposal of Cynthia Murray
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on January 30, 2015 by Wal-Mart Stores, Inc. (the "Company" or "Walmart"), in response to the shareholder proposal (the "Proposal") and statements in support thereof received from Cynthia Murray. The Proposal requests that the Company "set a goal of eliminating gender-based pay inequity at Walmart in the United States and report annually to shareholders on actions taken and progress made toward that goal," include reporting certain related data.

In the No-Action Request, we argued that the Proposal could be excluded from the Company's proxy statement and form of proxy for its 2015 Annual Shareholders' Meeting (collectively, the "2015 Proxy Materials") pursuant to Rule 14a-8(i)(7) because the Proposal directly implicates the Company's strategy in various lawsuits and claims pending against the Company. Ms. Murray subsequently submitted a response to the No-Action Request on February 12, 2015 (the "Response"). This letter addresses several points raised in the Response.

First, the Response is incorrect in asserting that implementation of the Proposal would not constitute an admission in the regional lawsuits filed following the Supreme Court's decision in *Dukes v. Wal-Mart Stores, Inc.* In *Dukes*, the Supreme Court held that the plaintiffs had not met their burden of proving the prerequisites to class certification under Federal Rule of Civil Procedure 23. In response, former *Dukes* class members filed a series of "regional" class actions that, collectively, purport to include a majority of Wal-Mart's current and former female employees throughout the United States. The individual plaintiffs in those putative class actions continue to allege Company-wide gender-based pay disparities. For example, in *Love v. Wal-*

Mart Stores, Inc. (a putative class action involving plaintiffs throughout the southeastern United States), the named plaintiffs assert that their claims are "based on Wal-Mart's pattern and practice of gender discrimination in pay and promotion, which traces back to uniform policies made at Wal-Mart's home office and implemented in the individual stores." Pls' Opp. to Mot. to Sever, *Love v. Wal-Mart Stores, Inc.*, No. 12-cv-61959-RNS, Dkt. 129 at 14 (S.D. Fla. Feb. 9, 2015). Thus, the Proposal involves precisely the same subject matter as this and the other pending post-*Dukes* lawsuits. Moreover, as was stated in the No-Action Request, to date, there has been no adverse judgment against the Company in any of these matters, and the Company is determined to continue defending its interests in the long-term. However, the Proposal would obligate the Company to take a public position, outside the context of pending litigation and the discovery process, with respect to the very subject matter of the Proposal.

Second, the Response ignores that, as discussed in the No-Action Request, more than two thousand women in at least 49 states who allege that they are former *Dukes* class members have filed charges with the U.S. Equal Employment Opportunity Commission ("EEOC") making similar allegations against the Company about the Company's nationwide pay and promotion practices. As a general matter, those charges allege a nationwide "pattern or practice" of gender-based discrimination by Wal-Mart Stores, Inc. as to pay and promotion. Thus, implementing the Proposal's request "to set a goal of eliminating gender-based pay inequity at Walmart in the United States" and publish certain related data would require the Company to take a position on the very same matter at issue in these pending EEOC charges.

As a result, the very precedent that the Response discusses provides strong support for exclusion of the Proposal under Rule 14a-8(i)(7). For example, the Response cites *Reynolds American Inc.* (avail. Mar. 7, 2007) as an example of a proposal that asked the company to make a statement that would constitute an admission and then attempts to distinguish it from the Proposal and the litigation and claims pending against the Company. In *Reynolds American*, the proposal asked the company to "make available . . . its own clear statement as well as material detailing the health hazards of secondhand smoke." At the time, Reynolds American was a defendant in lawsuits alleging that illnesses were caused by exposure to secondhand smoke. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) as relating to Reynolds' ordinary business operations (i.e., litigation strategy). *See also Johnson & Johnson* (avail. Feb. 14, 2012); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 6, 2004). In contrast, the current instance is distinguishable from *The Dow Chemical Co.* (avail. Feb. 11, 2004), in which the Staff did not concur in the exclusion of a proposal that requested a report describing any new initiatives instituted by management to address the health, environmental, and social concerns of survivors of the incident at the Bhopal Facility in India. In *Dow Chemical,* the information requested would not have constituted an admission relevant to the principal legal issue in then-pending litigation involving the company. Similar to the *Reynolds* proposal and unlike the *Dow Chemical* proposal, the Proposal seeks what the Response describes as "a statement that can be used against a party . . . in pending litigation." Specifically, the Proposal would require the Company to disclose information that would adversely affect the Company's litigation strategy in pending lawsuits and claims involving the same subject matter.

Finally, the Response makes a "blanket"—and incorrect—assertion that stockholder proposals are not excludable under Rule 14a-8(i)(7) if they "address a 'significant policy issue'" (emphasis added). As noted in the No-Action Request, the mere fact that a proposal addresses a significant policy issue is not sufficient to avoid the application of Rule 14a-8(i)(7) where the proposal also addresses ordinary business matters. *See, e.g., PetSmart, Inc.* (avail. Mar. 24, 2011) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal that addressed both a significant policy issue (animal cruelty) and ordinary business matters). Despite the attempts in the Response to recharacterize the nature of pending lawsuits against the Company, the fact remains that the Company faces multijurisdictional suits and claims alleging gender-based pay discrimination that are alleged to be based on the Company's nationwide practices, and implementation of the Proposal would adversely affect the Company's related litigation strategy. Thus, for the reasons explained above and in the No-Action Request, we believe that the Company may exclude the Proposal from the Company's 2015 Proxy Materials under Rule 14a-8(i)(7).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Geoffrey.Edwards@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Cynthia Murray
Beth Young

Cynthia Murray

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2014

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Wal-Mart Stores, Inc. to omit shareholder proposal submitted by Cynthia Murray

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, I submitted a shareholder proposal (the "Proposal") to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). The Proposal asks Wal-Mart's Board of Directors to set a goal of eliminating gender-based pay inequity at Wal-Mart in the US and to report certain pay-equity-related information annually to shareholders.

In a letter to the Division dated January 30, 2015 (the "No-Action Request"), Wal-Mart stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Wal-Mart argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations. As discussed more fully below, gender-based pay inequity is a significant social policy issue, and the Proposal would not impair Wal-Mart's ability to defend itself against individual or class actions claiming gender-based pay inequity. Accordingly, I respectfully ask that Wal-Mart's request for relief be denied.

The Proposal

The Proposal states:

"RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to set a goal of eliminating gender-based pay inequity at Walmart in the United States and report annually to shareholders on actions taken and progress made toward that goal. 'Gender-based pay inequity' is a statistically significant difference in hourly wage rates paid to men and women within a pay grade (non-exempt employees) or in total annual compensation paid to men and women within a pay range (exempt employees), controlling for job tenure, geographic location, and performance. The report should include data for each grade/range regarding the proportion of make and female employees, the average annual hours worked by male and female employees, and the average hourly wage rate or annual compensation paid to male and female employees in the US in the most recently completed fiscal year."

Wal-Mart urges that the Proposal is excludable on ordinary business grounds because "the Proposal involves the same subject matter as, and implicates the company's litigation strategy in, pending lawsuits involving the Company." (No-Action Request, at 3) Wal-Mart cites numerous determinations it claims stand for the proposition that a company is entitled to exclude on ordinary business grounds any proposal whose subject matter is the same as pending litigation involving the company. (See No-Action Request, at 3) Because both the Proposal and a number of lawsuits against Wal-Mart involve the general subject matter of gender-based pay differences, Wal-Mart argues, exclusion of the Proposal is warranted.

The determinations on which Wal-Mart relies, however, do not establish such a sweeping basis for exclusion. Instead, they delineate two distinct circumstances in which a proposal's relationship to pending litigation will support exclusion, neither of which applies here.

In one group of determinations, the proponent sought to direct or control the company's litigation strategy; in other words, the proposal itself purported to guide specific litigation-related decisions such as whether and how to settle claims. Exclusion of such proposals is consistent with the considerations articulated by the Commission in Release No. 40018 (May 21, 1998): it would not be practical for shareholders to dictate to management how litigation should be handled, and decisions about litigation are complex matters upon which shareholders are not in a position to make an informed judgment.

For example, in Merck & Co. (Feb. 3, 2009), the proposal asked Merck, in connection with litigation over adverse effects of the drug Vioxx, to "declare that criminal acts by individuals have occurred," agree that each person aware of Vioxx's dangerous side effects before launch should be held criminally and financially liable for damages, determine responsibility using independent scientists and use the funds the company was previously spending on litigation to compensate victims.

The Staff concurred with Merck that it was entitled to exclude the proposal on ordinary business grounds because the proposal related to Merck's "litigation strategy." The other determinations cited on page 4 of the No-Action Request involved similar proposals, which sought to compel the company to take specific actions, such as filing suit. Those determinations are not relevant to the excludability of the Proposal, which does not contain any request directly bearing on the conduct of litigation.

The second group of determinations involved proposals that asked the company to make a statement that would constitute an admission—a statement that can be used against a party—in pending litigation. In one determination, Reynolds American Inc. (Mar. 7, 2007), the proposal asked the company to provide information on the health hazards of secondhand smoke. The company asserted the ordinary business exclusion, arguing that providing such information was inconsistent with litigation in which plaintiffs sought compensation for injuries they alleged were caused by exposure to secondhand smoke. The Staff concurred and granted no-action relief.

The determination declining to concur with the company's reliance on the ordinary business exclusion in Dow Chemical (Feb. 11, 2004) shows the importance of the exact nature of the claimed conflict or interference with litigation. In Dow, the proposal asked the company to report to shareholders on "any new initiatives instituted by management to address specific health, environmental and social concerns of Bhopal, India survivors." Johnson & Johnson (Feb. 14, 2012), successfully arguing it was entitled to exclude a very similar proposal because its implementation would constitute an admission that patients had been harmed by its drug Levaquin, distinguished the Dow determination by pointing out that Dow had not contested in litigation that people were harmed in Bhopal or that Dow was responsible for the incident.

Wal-Mart asserts that implementation of the Proposal would cause the Company to make an admission that gender-based pay inequity exists at Wal-Mart, and that such an admission would be prejudicial in pending litigation. But the Proposal deals with pay equity at Wal-Mart across the entire US, and Wal-Mart has already been successful in preventing female Wal-Mart employees from forming a nationwide class to pursue gender pay inequity claims.

In 2011, the United States Supreme Court held that a nationwide 1.5 million member class could not assert sex discrimination claims against Wal-Mart because to do so would require the class to show that a single discriminatory policy affected all of them. The majority opinion pointed to the fact that Wal-Mart had a corporate policy prohibiting discrimination in ruling that the plaintiffs could not be certified as a single class. (Wal-Mart Stores, Inc. v. Dukes (U.S. 2011) (available at http://www.supremecourt.gov/opinions/10pdf/10-277.pdf)) While Wal-Mart points in the No-Action Request to some remaining regional class actions, the Proposal does not ask for goals or pay data for any particular region. Given the Dukes ruling, it would not be possible for someone to use the national data sought in the Proposal, no matter how compelling, to support any claim in pending litigation. Thus, neither the goal nor the reporting requested in the Proposal could constitute an admission by Wal-Mart.

More fundamentally, the objectives of the Proposal are not limited to legal compliance. Gender-based pay inequity, regardless of whether it violates the law, can put a company at a competitive disadvantage. Shareholders could evaluate the data requested in the Proposal, and trends in the data over time, as part of an evaluation of human capital management.

Increasingly, companies are recognizing the strategic importance of pay equity. Pat Milligan, president of Mercer's North American region, was quoted in a recent New York Times article on gender-based pay equity as saying, "You used to run these analyses only when risk and compliance had a concern . . . Now, you are seeing companies — technology, consumer products, health care — do it to stay competitive, and they are doing it as part of an integrated strategy." Improving gender pay equity may increase the number of women in more senior management positions, which would be an asset at a retailer like Wal-Mart. Retailer Gap Inc. recently engaged an external reviewer to perform a statistical analysis to validate its own internal review of gender pay equity at the company. (Tara Siegel Bernard, "Vigilant Eye on Gender Pay Gap," The New York Times, Nov. 14, 2014; see also http://www.exponentialtalent.com/gap-inc-pay-equity-by-gender-project.html)

Allowing blanket exclusion of any proposal whose subject is even somewhat relevant to pending litigation, regardless of the action the proposal asks the company to take or the specific impact of the proposal on the actual litigation in which the company is involved, would undermine the long-established interpretation declining to permit omission of proposals that address a "significant social policy issue." The existence of, or potential for, litigation is one factor that may contribute to a finding that a topic is one of "widespread public debate" and thus a significant social policy issue.

In RR Donnelley & Sons (Jan. 6, 1999), the proposal asked the board to conduct a pay equity study and report on whether all women and minorities were paid equitably relative to men and non-minorities performing similar jobs with comparable skills. The company argued that the proposal dealt with ordinary business because it would micro-manage the company's analysis of pay equity and because pay inequity was not a significant social policy issue. The proponent pointed to RR Donnelley's history of lawsuits and enforcement actions involving gender pay inequity in support of its argument that the proposal addressed a topic of widespread public debate.

The Staff did not concur with RR Donnelley that it was entitled to rely on the ordinary business exclusion. Although the determination did not set forth any reasoning, the outcome hinged on whether the subject of pay inequity was a significant social policy issue. The topic of the proposal, employee pay, would otherwise have squarely been ordinary business. As well, in the correspondence with the Staff, the company and proponent sparred primarily over the existence of a widespread public debate on the issue. (See also International Business Machines Corp. (Feb. 16, 2000) (finding that cash balance pension plan conversions involved "widespread public debate"; submission in support of proposal from dozens of Members of Congress pointed to "the loss of the tax-exempt status of IBM's pension plan, and fines and civil money penalties resulting from age discrimination charges brought by the EEOC and/or individuals" and response to that submission from IBM asserted that pension plan changes "are completely lawful"))

Gender-based pay inequity is no less a significant social policy issue today than it was in 1999. In addition to the initiatives described in the Proposal's Supporting Statement, President Obama has proclaimed National Equal Pay Day in April of each of the last five years. (See http://www.whitehouse.gov/briefing-room/presidential-actions) In January 2009, President Obama signed the Lilly Ledbetter Fair Pay Act to overturn the Supreme Court's ruling in Ledbetter v. Goodyear Tire & Rubber by providing that the statute of limitations for an employment discrimination claim runs from the time when a plaintiff is affected by application of a discriminatory employment decision, including each time the plaintiff is paid wages resulting from such a decision. Press accounts of the bill's signing by President Obama highlighted Ms. Ledbetter's appearance, (see, e.g., Peter Baker, "Obama Signs Measures to Help Close Gender Gap in Pay," The New York Times, Apr. 8, 2014) and she spoke at the 2012 Democratic National Convention. (http://www.pbs.org/newshour/bb/politics-july-dec08-ledbetter_08-26/) National media outlets continue to regularly cover gender-based pay inequity. (See, e.g., Katherine Skiba, "Equal Work, Unequal Pay," US News and World Report, Apr. 23, 2008; http://www.forbes.com/sites/kylesmith/2014/04/10/the-gender-pay-gap-is-just-the-beginning-of-americas-pay-inequity-problem/)

Wal-Mart is not entitled to rely on the ordinary business exclusion to omit the Proposal. Gender-based pay inequity is a significant social policy issue, as demonstrated by press coverage and legal and regulatory initiatives addressing the issue. The issue is unquestionably relevant to Wal-Mart, given the strategic and reputational disadvantages that may accrue from pay inequity. Finally, the fact that Wal-Mart is involved in some regional litigation over discriminatory pay practices does not support the Proposal's exclusion; neither the goal nor the data sought in the Proposal could be construed as an admission in pending litigation.

I appreciate the opportunity to be of assistance in this matter. If you have any questions or need anything further, I can be reached at

*** FISMA & OMB Memorandum M-07-16 *** and please copy Beth Young at *** FISMA & OMB Memorandum M-07-16 *** on all correspondence.

Very truly yours,



Cynthia Murray

cc: Geoffrey Edwards
Geoffrey.Edwards@walmartlegal.com

Walmart
Save money. Live better.

Legal
Corporate

Geoffrey W. Edwards
Senior Associate General Counsel

[illegible] SW 8th Street
Bentonville, AR [illegible]
Phone [illegible]
Fax [illegible]
Geoffrey.Edwards@walmartlegal.com

January 30, 2015

VIA E-MAIL *to shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of Cynthia Murray
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Shareholders' Meeting (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Cynthia Murray (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

> RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to set a goal of eliminating gender-based pay inequity at Walmart in the United States and report annually to shareholders on actions taken and progress made toward that goal. "Gender-based pay inequity" is a statistically significant difference in hourly wage rates paid to men and women within a pay grade (non-exempt employees) or in total annual compensation paid to men and women within a pay range (exempt employees), controlling for job tenure, geographic location, and performance. The report should include data for each grade/range regarding the proportion of male and female employees, the average annual hours worked by male and female employees, and the average hourly wage rate or annual compensation paid to male and female employees in the US in the most recently completed fiscal year.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's litigation strategy.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals that implicate and seek to oversee a company's ordinary business operations, including when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a company is then involved. *See, e.g., Johnson & Johnson* (avail. Feb. 14, 2012) (concurring with the exclusion, as relating to litigation strategy, of a proposal where the company was litigating several thousand cases involving claims that individuals had been injured by the company's drug LEVAQUIN®, and the proposal requested that the company report on any new initiatives instituted by management to address the "health and social welfare concerns of people harmed by adverse effects from Levaquin"); *Reynolds American Inc.* (avail. Mar. 7, 2007) (concurring with the exclusion, as relating to litigation strategy, of a proposal requesting that the company provide information on the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free, where the company was currently litigating six separate cases alleging injury as a result of exposure to secondhand smoke and a principal issue concerned the health hazards of secondhand smoke); *AT&T Inc.* (avail. Feb. 9, 2007) (concurring with the exclusion, as relating to ordinary business operations (*i.e.*, litigation strategy), of a proposal requesting that the company issue a report containing specified information regarding the alleged disclosure of customer records to governmental agencies, while the company was a defendant in multiple pending lawsuits alleging unlawful acts by the company in relation to such disclosures); *Reynolds American Inc.* (avail. Feb. 10, 2006) (concurring with the exclusion, as relating to litigation strategy, of a proposal requesting that the company notify African-Americans of the unique health hazards to them associated with smoking menthol cigarettes, where the company noted that undertaking such a campaign would be inconsistent with positions it was taking in denying such health hazards as defendant in a lawsuit alleging that the use of menthol cigarettes by the African-American community poses unique health risks to this community).

The Company believes that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal involves the same subject matter as, and implicates the Company's litigation strategy in, pending lawsuits involving the Company and therefore relates to the Company's ordinary business operations. Specifically, the Company believes that disclosure of the information requested by the Proposal would adversely affect the Company's litigation strategy in a number of pending lawsuits and claims alleging gender-based discrimination in pay. The most prominent of these is *Dukes v. Wal-Mart Stores, Inc.*, in which the Company is a defendant and which was commenced as a class-action lawsuit in June 2001 in the United States District Court for the Northern District of California. In that case, the plaintiffs assert that the Company engaged in a pattern and practice of discriminating against women in pay, promotions, training, and job assignments, and seek, among other things, injunctive relief, front pay, back pay, punitive damages, and attorneys' fees. After the Supreme Court reversed a nationwide class certification order in *Dukes*, the *Dukes* plaintiffs and former class members filed a number of putative regional class actions styled, in addition to *Dukes*, as *Odle v. Wal-Mart Stores, Inc.*, *Phipps v. Wal-Mart Stores, Inc.*, *Love v. Wal-Mart Stores, Inc.*, and *Ladik v.*

Wal-Mart Stores, Inc. Additional cases asserting claims on behalf of individuals have been filed in Florida, Illinois, and Minnesota. Moreover, more than two thousand women who allege that they are former *Dukes* class members have filed charges with the U.S. Equal Employment Opportunity Commission making similar allegations against the Company.

To date, the Company has prevailed in five of the individual cases (in *Ladik*) because the court concluded that the plaintiffs had failed to prove their claims of gender-based pay and promotion discrimination. In addition, the class action allegations in all of the post-*Dukes* cases have been dismissed or denied at the trial court level, although one of those determinations (in *Phipps*) is currently on appeal. Moreover, to date, there has been no adverse judgment against the Company in any of these matters. The Company is determined to continue defending its interests in this long-running litigation.

Every company's management has a responsibility to defend the company's interests against unwarranted litigation. A shareholder proposal that interferes with this obligation is inappropriate, particularly when the company is involved in pending litigation on the very issues that form the basis for the proposal. For that reason, the Staff consistently has viewed shareholder proposals that implicate a company's conduct of litigation or its litigation strategy as properly excludable under the "ordinary course of business" exception contained in Rule 14a-8(i)(7). *See, e.g., Chevron Corp.* (avail. Mar. 19, 2013) (excluding a proposal as relating to the company's ordinary business operations (*i.e.*, litigation strategy) where the proposal requested that the company review its "legal initiatives against investors" because "[p]roposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under rule 14a-8(i)(7)"); *CMS Energy Corp.* (avail. Feb. 23, 2004 (concurring with the exclusion of a shareholder proposal requiring the company to void any agreements with two former members of management and initiate action to recover all amounts paid to them, where the Staff noted that the proposal related to the "conduct of litigation"); *NetCurrents, Inc.* (avail. May 8, 2001) (excluding a proposal as relating to the company's ordinary business operations (*i.e.*, litigation strategy) where the proposal required the company to file suit against certain of its officers for financial improprieties); *Benihana National Corp.* (avail. Sept. 13, 1991) (permitting exclusion under Rule 14a-8(c)(7) of a proposal requesting the company to publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit).

In addition, the Staff consistently has concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals when the subject matter of the proposal is the same as or similar to current litigation in which the company is then involved and when the implementation of the proposal would amount to an admission by the company. *See, e.g., Johnson & Johnson* (avail. Feb. 14, 2012) (concurring in the exclusion of a proposal where implementation would have required the company to report on any new initiatives instituted by management to address the health and social welfare concerns of people harmed by LEVAQUIN®, thereby taking a position contrary to the company's litigation strategy); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 6, 2004) (concurring in the exclusion of a proposal that directed the company to stop using the terms "light," "ultralight," "mild" and similar words in marketing cigarettes until shareholders could be assured through independent research that light and ultralight brands actually reduce the risk of smoking-related diseases. At the time the proposal was submitted, the company was a defendant in multiple lawsuits in which the plaintiffs were alleging that the terms "light" and "ultralight" were deceptive. The company argued that implementing the proposal while the lawsuits were pending "would be a de facto admission by the Company that 'light' and 'ultralight' cigarettes do not pose reduced health risks as compared to regular cigarettes"). *See also Exxon Mobil Corp.* (avail. Mar. 21, 2000) (concurring with the exclusion of a proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill as relating to litigation strategy and related decisions).

One of the principal legal issues in the gender-discrimination lawsuits and claims currently pending against the Company, which also forms the basis for the Proposal, is whether, as stated in the Proposal, there is "a statistically significant difference in hourly wage rates paid to men and women within a pay grade ... or in total annual compensation paid to men and women within a pay range ... [to Company] employees in the US." Therefore, the subject matter of the Proposal is identical to the principal legal issue in many of the lawsuits and claims pending against the Company. In addition, the Proposal's first request is that the Company's "Board of Directors [] set a goal of eliminating gender-based pay inequity at Walmart in the United States;" therefore, the Proposal assumes that gender-based pay inequity exists at the Company, which is an issue in the pending litigation. Thus, similar to the *Johnson & Johnson* and *R.J. Reynolds Tobacco* proposals, the Proposal relates to actions the Company may take in response to an issue that is the subject of pending litigation. The Proposal's requirement that the Company disclose any "goal" set to "eliminate[e] gender-based pay inequity" at the Company presupposes such inequity exists and therefore, just as in *Johnson & Johnson* and *R.J. Reynolds Tobacco*, would require the Company to take action that could be viewed as an admission by the Company in the pending litigation.

Moreover, the Proposal, if implemented, would require the Company to publish an annual report describing the Company's actions and progress made with respect to the "goal of eliminating gender-based pay inequity at Walmart." As discussed above, the existence of any gender-based pay inequity pattern or practice is the very legal issue that the Company is currently litigating. Thus, by requesting the Company to furnish information in a public report with respect to actions and progress made with respect to "eliminating gender-based pay inequity," the Proposal interferes with the Company's defense of pending litigation. Specifically, by taking the position that gender-based pay inequity exists at the Company, the Proposal would obligate the Company to take a public position, outside the context of pending litigation and the discovery process, with respect to the existence of gender-based pay inequity at the Company. It would also potentially compel the Company to disclose any internal investigations regarding the same, the results of which may be inconsistent with the Company's litigation defense or may prematurely disclose the Company's litigation strategy to its opposing parties in pending litigation.

As a final matter, we note that the mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal implicates ordinary business matters. Although the Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable," the Staff has expressed the view that proposals relating to both ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). 1998 Release. As an example, although smoking is considered a significant policy issue, the Staff has concurred, as noted above, with the exclusion of proposals that touched upon this issue where the subject matter of the proposal (*e.g.*, the health effects of smoking) was the same as or similar to that which was at the heart of litigation in which the company was then involved. *See, e.g., Philip Morris Cos. Inc.* (avail. Feb. 4, 1997) (noting that although the Staff "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," the company could exclude a proposal that "primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct"). Similarly, even if the Proposal is viewed as touching on the significant policy issue of discrimination, the subject matter of the Proposal (*e.g.*, the "goal ... and progress made toward that goal" of "eliminating gender-based pay inequity") encompasses the subject matter of litigation in which the Company is currently involved. Thus, because the Proposal pertains to the Company's litigation strategy, which is an ordinary business matter, we believe the Proposal is excludable under Rule 14a-8(i)(7).

In summary, the Proposal requests that the Company take action that would facilitate the goals of the plaintiffs in pending litigation against the Company at the same time that the Company is actively challenging those plaintiffs' allegations. In this regard, the Proposal seeks to substitute the judgment of shareholders for that of the Company on decisions involving litigation strategy by requiring the Company to take action that is contrary to its legal defense in pending litigation. Thus, implementation of the Proposal would intrude upon Company management's exercise of its day-to-day business judgment with respect to pending litigation in the ordinary course of its business operations. Accordingly, we believe that the Proposal may be properly excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Geoffrey.Edwards@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Cynthia Murray
Beth Young

EXHIBIT A

Cynthia Murray

FISMA & OMB Memorandum M-07-16

December 18, 2014

Via Overnight Mail

Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

Pursuant to the 2014 proxy statement of Wal-Mart Stores, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I hereby submit the attached proposal (the "Proposal") for inclusion in the Company's proxy statement to be circulated to shareholders in conjunction with the next annual meeting of shareholders.

I am the beneficial owner of 69.7662 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the required number of Shares through the date on which the Annual Meeting is held. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Copies of correspondence or a request for a "no action" letter should be forwarded to me at the address above and to my email ***FISMA & OMB Memorandum M-07-16*** Please copy Beth Young at ***FISMA & OMB Memorandum M-07-16*** on all correspondence. Thank you.

Respectfully,



Cynthia Murray
Wal-Mart Associate

Enclosure

RESOLVED, that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the Board of Directors to set a goal of eliminating gender-based pay inequity at Walmart in the United States and report annually to shareholders on actions taken and progress made toward that goal. "Gender-based pay inequity" is a statistically significant difference in hourly wage rates paid to men and women within a pay grade (non-exempt employees) or in total annual compensation paid to men and women within a pay range (exempt employees), controlling for job tenure, geographic location, and performance. The report should include data for each grade/range regarding the proportion of male and female employees, the average annual hours worked by male and female employees, and the average hourly wage rate or annual compensation paid to male and female employees in the US in the most recently completed fiscal year.

SUPPORTING STATEMENT

Gender pay inequity has attracted significant attention from media and legislators in recent years. Despite some progress, pay equity for women has not been achieved. In 2013, women working full-time earned only 78 cents for every dollar earned by men. (https://www.census.gov/content/dam/Census/library/publications/2014/demo/p60-249.pdf) A January 2014 study by the Institute for Women's Policy Research estimated that paying women the same as men with similar education and hours of work would cut the poverty rate for working women by more than half. (http://www.iwpr.org/publications/pubs/how-equal-pay-for-working-women-would-reduce-poverty-and-grow-the-american-economy)

The Paycheck Fairness Act, which deals with gender pay equity, has been introduced in Congress three times since 2009. President Obama created the National Equal Pay Task Force in 2010, and in 2014, he issued two executive orders addressing gender-based pay equity concerns. (http://m.whitehouse.gov/blog/2014/04/08/taking-action-honor-national-equal-pay-day) On the state level, the Women's Economic Security Act enacted in Minnesota in 2014 included provisions to close the gender pay gap. (http://www.mnwesa.org/the-legislation/2014-legislation/)

Roughly half of employees in the retail sector are women; pay inequity in that sector is worse than in the economy as a whole. In 2011, full-time female retail sales workers were paid 68 cents for every dollar paid to their male counterparts. (http://www.bls.gov/opub/reports/cps/highlights-of-womens-earnings-in-2013.pdf)

We believe that gender pay equity helps attract and retain talented employees. As consultant Mercer states, "overwhelming evidence [exists] that engaged female talent is a key driver of competitive advantage." (http://www.mercer.com/services/talent/forecast/gender-diversity.html) A perception of unfairness or bias can undermine trust in leadership, leading to lower morale and motivation. Walmart has acknowledged that the "vast majority" of its customers are women. (http://www.nytimes.com/2011/09/14/business/wal-mart-to-announce-women-friendly-plans.html?_r=0) Walmart has faced charges of widespread gaps in pay between men and women doing similar jobs. (Id.) Thus, we are concerned about possible reputational damage.

We acknowledge Walmart's efforts to increase the share of women-owned businesses in its supply chain and, through its Diversity and Inclusion Report, to provide data on the proportion of men and women in the large job categories used for reporting to the Equal Employment Opportunity Commission. However, that report does not disclose compensation for men and women, nor does it provide data that correspond to Walmart's own organizational structure.

We urge shareholders to vote for this proposal.

Page 12 redacted for the following reason:

FISMA & OMB Memorandum M-07-16